SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol Hits Record Exports

Sales abroad reached 403,510 barrels a day in April

- The largest sales were boosted by those of Castilla crude oil, with 269,230 barrels a day

- Exports totaled US$906 million

BOGOTA, May 10 /PRNewswire-FirstCall/ -- Ecopetrol set a new record in April, with daily exports of 403,510 barrels of crude oil and refined products, which is the largest volume since July 1999 when 398,275 daily barrels were sold abroad, of which 223,894 barrels came from the Cusiana and Cupiagua fields, and 51,501 barrels from Cano Limon.

(Logo: http://www.newscom.com/cgi-bin/prnh/20090209/ARM001LOGO )

This new record also resulted in a record value for company exports, which totaled US$906 million. This value beat the record which was set in November 2009, with a total of US$731 million.

The largest sales abroad were led by Castilla crude oil produced in the department of Meta, for a total volume of 269,230 barrels a day in April, which also set a new record, passing the previous record of 237,010 daily barrels in November 2009.

The other leading product that boosted company exports in April was fuel oil, of which 55,570 daily barrels were sold due to the transportation of a larger volume of this element after the recovery of the navigability of the Magdalena River.

South Blend crude oil (blend of crude oils from the south of the country) ranked third in the chart of sales abroad, with 44,900 daily barrels, as a result of higher production in the department of Putumayo.

The main destination for the exports was the U.S. Gulf Coast, which received 58% of the total volume, followed by the Far East, with 24%.

It is worth mentioning that 37% of the Castilla crude oil exports were shipped to the Far East, while 35% of the fuel oil went to the Caribbean market.

In April, the price of Ecopetrol's export basket reached US$75 per barrel, the highest since September 2008. The price of the basket follows not only the favorable trend of the international markets, but also Ecopetrol’s commercial strategy, which has allowed the development of new markets with improved sales conditions for crudes and products.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

Ecopetrol is the largest company in Colombia, one of the world's 40 largest oil companies, and among the four largest in Latin America. Apart from Colombia -- where it is responsible for over 60% of the nation's oil production -- it has presence in exploration and production activities in Brazil, Peru, and the United States (Gulf of Mexico). Ecopetrol has the two largest refineries in Colombia, most of that nation's oil and poli-product pipelines, and is significantly increasing its share in biofuels.

This release contains statements relative to business prospects, estimates of production and financial results, and declarations associated with Ecopetrol's growth prospects. All these are projections, and as such are based only on expectations of Ecopetrol's executives with reference to the future of the company and its constant access to capital to finance the company's commercial plan. The materialization of such estimates in the future depends on market conditions, regulations, competition, and Colombian economy and industry performance, among other factors, due to which they are subject to change without prior notice.

    For further information, please contact the following:

    Investors Relations
    Alejandro Giraldo
    Phone: +571-234-5190
    Fax: +571-234-5628
    E-mail: investors@ecopetrol.com.co

    Media Relations (Colombia)
    Jorge Mauricio Tellez
    Phone: +571-234-4329
    Fax: +571-234-4480
    E-mail: mauricio.tellez@ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   May 10, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer